SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                        SCHEDULE 13D

          UNDER THE SECURITIES EXCHANGE ACT OF 1934
                   (Amendment No.   2  )*

                      Lincoln Logs Ltd.
     ___________________________________________________
                      (Name of Issuer)

                Common Stock, $0.01 par value
     ___________________________________________________
               (Title of Class of Securities)

                          533788303
     ___________________________________________________
                       (CUSIP Number)

     Austin W. Marxe, 153 East 53rd Street, 51st Floor,
          New York, New York 10022  (212) 832-5300
     ___________________________________________________
 (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications)

                      February 9, 1998
     ___________________________________________________
   (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box   X  .
                                           ------
Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                           Page 2 of 3 Pages

Item 1.   Security and Issuer.

          No change.

Item 2.   Identity and Background.

          No change.

Item 3.   Source and Amount of Funds or Other Consideration.

          No change.

Item 4.   Purpose of Transaction.

          The Reporting Persons agreed, as of July 25, 1997, to form a group for the purpose of seeking representation on the Board of Directors of the Company. In a letter agreement, dated as of August 6, 1997, the Company agreed to include two of the Reporting Persons' nominees for election to the Board of Directors at the Company's Annual Meeting of Shareholders. Based on the Company's breach of this agreement, the Reporting Persons, by letter dated December 5, 1997, demanded that the Company take action to replace the present Board of Directors. In the absence of any response from the Company, SSF III, the Cayman Fund, and each of their respective Advisers, individually and derivatively on behalf of the Company, commenced an action on February 9, 1998, in the Supreme Court of the State of New York, County of New York, against the Company and each of the following officers or directors: John D. Shepard, Samuel J. Padula, Richard C. Farr and Leslie M. Apple. The complaint asserts claims for (i) removal of the entire Board of Directors of the Company and (ii) breach of fiduciary duty, seeking damages in an amount to be determined at trial, but not less than $5,000,000. To date, no response has been served by any defendant.

          Except as set forth herein, the Reporting Persons have no plans or proposals to engage in any transactions involving the Company or the securities of the Company, as set forth in Items 4(a)-(j) of the form of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

          No change.

Item 6.   Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

          No change.

                                           Page 3 of 3 Pages

Item 7.   Material to be Filed as Exhibits.

          None.


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 20, 1998

     Special Situations Fund III, L.P.

     By:  MGP Advisers Limited Partnership, General Partner

     By:  AWM Investment Company, Inc., General Partner

     By:  /s/Austin W. Marxe
          --------------------------------------
          Austin W. Marxe, President


     Special Situations Cayman Fund, L.P.

     By:  AWM Investment Company, Inc., General Partner

     By:  /s/Austin W. Marxe
          --------------------------------------
          Austin W. Marxe, President


     MGP Advisers Limited Partnership

     By:  AWM Investment Company, Inc., General Partner

     By:  /s/Austin W. Marxe
          --------------------------------------
          Austin W. Marxe, President


     AWM Investment Company, Inc.

     By:  /s/Austin W. Marxe
          --------------------------------------
          Austin W. Marxe, President



     /s/Austin W. Marxe
     --------------------------------------------
     Austin W. Marxe



     --------------------------------------------
     David M. Greenhouse